SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.1 )*

North Asia Investment Corporation
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G66202105
(CUSIP Number)

Elizabeth W. Cochrane, Esq.
c/o Arrowgrass Capital Partners (US) LP
245 Park Avenue
New York, NY 10167
(212) 584-1161

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. x
NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66202105	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Arrowgrass Capital Partners (US) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. G66202105	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Arrowgrass Capital Services (US) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. G66202105	SCHEDULE 13D/A	Page 4of 5 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (“Amendment”) amends the Schedule 13D filed on April 22, 2010 (the “Schedule 13D”).  The Amendment amends and restates Items 4 and 5 of the Schedule 13D as set forth below.  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment constitutes an “exit” filing with respect to the Schedule 13D by the Reporting Persons.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On July 14, 2010, the Company announced that no Business Combination would occur because the Company was unable to locate a suitable transaction.  The Company also announced that it would terminate its corporate existence on July 29, 2010 in accordance with its amended and restated memorandum and articles of association and would begin liquidating its trust account established for the benefit of its public shareholders as soon as practicable thereafter.  Accordingly, in connection with the Company’s liquidation of its trust account, on August 17, 2010, the Company liquidated the Reporting Persons’ investment in the Shares.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:

A.  Arrowgrass Capital Partners (US) LP

(a) As of the date hereof, ACP no longer beneficially owns any Shares.

Percentage: As of the date hereof, 0.0%.

  (b) 1. Sole power to vote or direct vote: 0
 2. Shared power to vote or direct vote: See item (a) above.
 3. Sole power to dispose or direct the disposition: 0
 4. Shared power to dispose or direct the disposition:  See item (a) above.

(c) Other than as described in Item 4, there have been no transactions in the Shares since the filing of the Schedule 13D on April 22, 2010.

              (d) Not applicable.

(e) August 17, 2010.

B.  Arrowgrass Capital Services (US) Inc.

(a) As of the date hereof, ACS no longer beneficially owns any Shares.

Percentage: As of the date hereof, 0.0%.

(b) 1. Sole power to vote or direct vote: 0
  2. Shared power to vote or direct vote: See item (a) above.
  3. Sole power to dispose or direct the disposition: 0
  4. Shared power to dispose or direct the disposition:  See item (a) above.

(c) Other than as described in Item 4, there have been no transactions in the Shares since the filing of the Schedule 13D on April 22, 2010.

(d) Not applicable.

(e) August 17, 2010.

CUSIP No. G66202105	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP		ARROWGRASS CAPITAL SERVICES (US) INC.

By: Arrowgrass Capital Services (US)		By:	/s/ Sean Flynn
Inc., its General Partner		Name:	Sean Flynn
		Title:	Director
By:	/s/ Sean Flynn
Name:	Sean Flynn
Title:	Director